UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I

REGISTRANT INFORMATION

Sequenom, Inc.

Full name of registrant:

Former name if applicable:

3595 John Hopkins Court

Address of principal executive office (Street and number):

San Diego, California 92121

City, State and zip code:

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Sequenom, Inc. (the “Company”) is not able to file its Annual Report on Form 10-K for the period ended December 31, 2012 (the “2012 Form 10-K”) in a timely manner without unreasonable effort and expense in light of the circumstances described below. As previously disclosed in the Company’s Current Report on Form 8-K filed March 7, 2013, the Company has determined that its annual and interim financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 including the financial statements for the quarterly periods within those years and through September 30, 2012 (the “Relevant Periods”) should not be relied upon, as the result of an accounting classification error in the Relevant Periods. As further disclosed in the March 7, 2013 8-K, following correction of the accounting classification error, the Company’s reported revenues and net loss are unchanged for the Relevant Periods. As further disclosed in the March 7, 2013 8-K, the Company has determined that a material weakness in internal control over financial reporting existed as of December 31, 2011 and as of each of the quarter-end periods in 2012 up to and including September 30, 2012.

As disclosed in the March 7, 2013 8-K, in periods prior to the fourth quarter of 2012, the Company classified certain field service personnel and related costs that support genetic analysis services revenue as selling and marketing expense on consolidated statements of operations. In the restated consolidated financial statements, the Company has correctly classified these costs as cost of genetic analysis product sales and services. The correction had the effect of increasing cost of genetic analysis product sales and services in the years ended December 31, 2011, 2010 and 2009 by $3.1 million, $3.3 million, and $2.8 million, respectively, and for the nine months ended September 30, 2012 by $2.3 million and decreased selling and marketing expense in a like amount in the Company’s consolidated financial statements. The increased cost of revenue reduced gross margin by the same amount and was offset by decreased total operating expenses for each period presented.

As of March 18, 2013, as a result of the foregoing matters and the processes and procedures in connection therewith, the Company will not be able, without unreasonable effort or expense, to file its 2012 Form 10-K in a timely manner on March 18, 2013. The Company intends to file the 2012 Form 10-K within the fifteen day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul V. Maier	(858)	202-9000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s press release of March 7, 2013 (the “Press Release”), which provides unaudited financial results for the three months and year ended December 31, 2012, discloses changes in the Company’s results of operations from the corresponding periods of the prior fiscal year. The Press Release was furnished as Exhibit 99.1 to the Current Report filed on that date. The unaudited financial information provided in the Press Release remains subject to change in connection with further review by the Company’s management. The Press Release is incorporated by reference herein and the information contained herein is subject to the note under the heading “Forward-looking Statements” in the Press Release.

Sequenom, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 18, 2013	/s/ PAUL V. MAIER
Paul V. Maier
Chief Financial Officer